Filed by NexTier Oilfield Solutions Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NexTier Oilfield Solutions Inc.

Commission File No. 001-37988

This infographic was published on the Investor Relations page on NexTier’s website:

PATTERSON-UTI | NEXTIER

Patterson-UTI Energy and NexTier Oilfield Solutions to Combine in Merger of Equals

Industry Leading Drilling and Completions Services Provider

- Creating best-in-class operational and technology portfolio with comprehensive suite of solutions at scale and data analytics to maximize well performance
- Solidifying position as the partner of choice for customers across the full well life cycle
- Leveraging NexTier's integrated model to drive efficiencies and improve returns
- Leadership position in low carbon alternative fuel sources using natural gas, high line power, and lithium battery solutions

Expanded Footprint with Operations in The Most Active Major U.S. Basins


Colombia
PTEN Drilling
PTEN Drilling and Pressure Pumping
NexTier



Leading U.S. contract drilling business

172
super-spec drilling rigs, 120 of which are Tier-1

Leading U.S. well completions business

3.3M
hydraulic fracturing horsepower

~2/3
of deployed fleets are dual fuel capable

45
active spreads

Enhanced Financial Position with Significant Revenue Growth & Synergy Opportunities

Combined Financial Profile[1]

$6.9B of revenue

$1.9B in adjusted EBITDA

Accretive to EPS and Free Cash Flow per Share in 2024

1. Based on 1Q23 annualized North American oilfield service revenues

- **Strong financial position and balance sheet:**
  - Net debt to combined TTM adjusted EBITDA of 0.5x as of 3/31/23
- **Expect to generate ~$200M of annual cost savings and operational synergies within 18 months following close**
- **NexTier integration strategy to drive up to $7M in annual adjusted EBITDA improvements and CapEx reduction per fleet**
- **Attractive investment opportunity with greater size and scale facilitating increased share float and liquidity**

Committed to leading shareholder returns:

Robust capital return framework targeting returning 50%+ of free cash flow to shareholders through dividends and share repurchases

Transaction Details

- All-stock, merger of equals
- Combined enterprise value of **~$5.4B**
- NexTier shareholders to receive **0.7520 shares of PTEN stock** for each NEX share
- PTEN shareholders to own **55%** / NEX shareholders to own **45%**
- Expected to close in **Q4 2023**

Combined Leadership

- **Andy Hendrick**s as President and CEO
- **Curtis Huff** as Board Chair
- **Robert Drummond** as Vice Board Chair
- Board will comprise 11 directors: six from Patterson-UTI / five from NexTier

Forward-Looking Statements This communication contains forward-looking statements which are protected as forward-looking statements under the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Patterson-UTI’s and NexTier’s current beliefs, expectations or intentions regarding future events. Words such as “anticipate,” “believe,” “budgeted,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “potential,” “project,” “pursue,” “should,” “strategy,” “target,” or “will,” and similar expressions are intended to identify such forward-looking statements. The statements in this communication that are not historical statements, including statements regarding Patterson-UTI’s and NexTier’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond Patterson-UTI’s and NexTier’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. The statements include, without limitation, projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Patterson-UTI’s and NexTier’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the combined company’s projected revenues, adjusted EBITDA and cash flow, accretion, business and employee opportunities, capital return policy, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Patterson-UTI’s and NexTier’s control. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in the press release announcing the transaction and otherwise from time to time in Patterson-UTI’s or NexTier’s SEC filings, both of which are available through the Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering and Analysis Retrieval System (EDGAR) at http://www.sec. gov, or with respect to Patterson-UTI’s SEC filings, Patterson-UTI’s website at http://www.patenergy.com, or with respect to NexTier’s SEC filings, NexTier’s website at https://nextierofs.com. Patterson-UTI and NexTier undertake no obligation to publicly update or revise any forward-looking statement. Important Additional Information Regarding the Merger of Equals Will Be Filed With the SEC In connection with the proposed transaction, Patterson-UTI intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Patterson-UTI and NexTier that also constitutes a prospectus of Patterson-UTI. Each of Patterson-UTI and NexTier also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/ prospectus (if and when available) will be mailed to shareholders of Patterson-UTI and NexTier. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Patterson-UTI and NexTier once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Patterson-UTI will be available free of charge on Patterson-UTI’s website at http://www.patenergy.com or by contacting Patterson-UTI’s Investor Relations Department by phone at (281) 765-7170. Copies of the documents filed with the SEC by NexTier will be available free of charge on NexTier’s website at https://nextierofs.com or by contacting NexTier’s Investor Relations Department by phone at (346) 242-0519. Participants in the Solicitation Patterson-UTI, NexTier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Patterson-UTI is set forth in its proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 11, 2023, and Patterson-UTI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 13, 2023. Information about the directors and executive officers of NexTier is set forth in its proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 28, 2023, and NexTier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 16, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Patterson-UTI or NexTier using the sources indicated above. No Offer or Solicitation This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.